October 3, 2019

Aaron Halfacre
Chief Executive Officer
RW HOLDINGS NNN REIT, INC.
3090 Bristol Street, Suite 550
Costa Mesa, California 92626

       Re: RW HOLDINGS NNN REIT, INC.
           Registration Statement on Form S-4
           Filed September 25, 2019
           File No. 333-233923

Dear Mr. Halfacre:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at (202) 551-3269 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Lauren B. Prevost, Esq.